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                            September 22, 2020

       Christopher Bogart
       Chief Executive Officer
       Burford Capital Limited
       Regency Court, Glategny Esplanade
       St. Peter Port GY1 1WW
       Guernsey

                                                        Re: Burford Capital
Limited
                                                            Supplemental
Response Letter dated September 16, 2020
                                                            Registration
Statement on Form 20-F
                                                            Filed September 11,
2020
                                                            File No. 001-39511

       Dear Mr. Bogart:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2020 letter.

       Supplemental Response dated September 16, 2020

       Registration Statement on Form 20-F
       Risk Factors
       We are subject to the risk of being deemed an investment company, page
13

   1. We note your prior response, dated September 10, 2020, relating to whether you are primarily engaged
in the businesses referenced in Section 3(c)(5)(A) and Section
                                                        3(c)(5)(B) (the    9/10
Response   ).

                                                        Please advise as to
what percentage of your assets is currently comprised of QCPAs (as
 Christopher Bogart
Burford Capital Limited
September 22, 2020
Page 2
      defined in the 9/10 Response) with corporate counterparties. In providing this information, please exclude (i) QCPAs with law firms and (ii) cash proceeds of all
      QCPAs, regardless of the type of counterparty.
       You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume, Accounting
Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan
Block at (202) 551-3210 with any other questions.



                                                          Sincerely,
FirstName LastNameChristopher Bogart
                                                          Division of
Corporation Finance
Comapany NameBurford Capital Limited
                                                          Office of Finance
September 22, 2020 Page 2
cc:       Andy Pitts, Esq.
FirstName LastName